SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    N/A

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Press release, dated November 3, 2010, entitled “Nortel Inversora S.A. Announces Consolidated Nine-Month Period and Third Quarter Results for the Fiscal Year Ending December 31, 2010”

NORTEL INVERSORA S.A.

FREE TRANSLATION

Contacts:

José Gustavo Pozzi

Nortel Inversora S.A.

(5411) 4 968-3630

NORTEL INVERSORA S.A.

ANNOUNCES CONSOLIDATED NINE-MONTH PERIOD AND THIRD

QUARTER RESULTS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2010

Buenos Aires, Argentina, November 3, 2010—Nortel Inversora S.A. (NYSE: NTL), whose substantial activity is owning 54.741682% of the stock of Telecom Argentina S.A. (“Telecom”) and whose substantial source of cash income is cash dividends and other distributions paid on such stock, today announced consolidated net income of Ps. 726 million for the nine-month period of fiscal year 2010.

Nortel’s consolidated financial results for the third quarter of fiscal year 2010 are substantially identical to Telecom’s results for the same period, after accounting for minority interest and financial income and expenses at the holding-company level.

Relevant matters

Summary of the resolutions passed by the Annual and Extraordinary and Special Class A Preferred Stockholders’ Meeting held on April 30, 2010.

On April 30, 2010, Nortel held its Annual and Extraordinary and Special Class A Preferred Stockholders’ Meeting. Among other points, the Shareholders’ Meetings, approved, among others:

•	Fiscal years 2008 and 2009 Annual Reports and Financial Statements.
•	The proposal to carry forward all non-appropriated profit amounts as of December 2009, due to the Company’s lack of liquidity.
•	The designation of Price Waterhouse & Co. as independent accountants of the Company.

Dividends

On October 5, 2010, the Board of Directors of the Company approved the distribution to the Class A preferred shares of a provisional dividend in cash—subject to consideration by the next Annual Meeting that will consider the 2010 fiscal year’s results—, for an amount of Ar$ 356,199,536.88, which was made available to the Class A preferred shareholders on October 22, 2010.

Summary of the resolutions passed by the Extraordinary General Stockholders’ Meeting and the General and Special Class A Preferred Stockholders’ Meeting, both of which were held on October 26, 2010.

The Extraordinary General Stockholders’ Meeting and the General and Special Class A Preferred Stockholders’ Meeting, both of which were held on October 26, 2010, approved, among others:

•	The amendment to Article 15 of Nortel’s by-laws.
•	The election of active and alternate members of the Board of Directors and the Supervisory Committee

FINANCIAL TABLES BELOW

NORTEL INVERSORA S.A.

THIRD QUARTER, FISCAL YEAR ENDING DECEMBER 31, 2010

(In millions of Argentine pesos, except statistical and ratio data)

Consolidated Balance Sheet(*)

	2010	2009
Current assets	4,002	2,927
Non-current assets	7,835	7,690

Total assets	11,837	10,617
Current liabilities	4,854	4,176
Non-current liabilities	985	936

Total liabilities	5,839	5,112
Minority interests	2,675	2,552
Total shareholders’ equity	3,323	2,953

Total liabilities and shareholders’ equity	11,837	10,617

(*) As a consequence of the application of the new rules, the comparative information for the intermediate periods of the Annual Financial Statements should be the one corresponding to the last complete fiscal year. The comparative information of the Income Statement, evolution of Shareholders’ Equity and Cash Flow Statements should be the one corresponding to the equivalent period of the previous fiscal year.

Consolidated Income Statement

	2010	2009
Net revenues	10,484	8,861
Cost of services provided administrative and selling expenses	(8,169)	(6,829)

Operating Profit	2,315	2,032
Equity gain from related companies	—	13
Financial results, net	(31)	(319)
Other, net	(205)	(160)
Income tax	(754)	(560)
Minority interest	(599)	(464)

Net Income	726	542

Ratios

	2010	2009
Liquidity(a)	0.82	0.70
Indebtedness(b)	0.97	0.93

(a)	Current Assets to current liabilities
(b)	Total liabilities to shareholders’ equity plus third party interests.

José Gustavo Pozzi

General Manager

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTEL INVERSORA S.A.

Date: November 4, 2010	By:	/S/ JOSÉ GUSTAVO POZZI
José Gustavo Pozzi
General Manager